

September 16, 2009

Via U.S. Mail and Fax (720) 876-2374

Ms. Robert C.J. van Mourik
Chief Financial Officer
AmerAlia, Inc.
9233 Park Meadows Drive, Suite 431
Lone Tree, CO 80124

      Re: AmerAlia, Inc.
              Form 10-KSB for the Fiscal Year Ended June 30, 2008
              Filed December 24, 2008

              Form 10-Q for the Quarterly Period Ended September 30, 2008
              Filed December 31, 2008
              File No. 0-15474

Dear Mr. van Mourik,

      We have reviewed your response letter dated August 18, 2009, along with the filings referenced above, and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

1.   By letter dated February 20, 2009, in connection with its review of the Form 10-KSB filed by AmerAlia, Inc. ("AmerAlia") for the fiscal year ended June 30, 2008, the Division of Corporation Finance ("CF") asked you to explain why AmerAlia's should not be considered an investment company subject to regulation under the Investment Company Act of 1940 (the "Act"). CF also consulted with the Division of Investment Management ("IM"). Accordingly, we have reviewed your letters dated March 26, 2009 and August 18, 2009, responding to CF's February 20, 2009 comment letter. We also have reviewed reports publicly filed by AmerAlia with the Securities and Exchange Commission.

Section 3(a)(1)(C) of the Act defines an "investment company" to include any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and that owns or proposes to acquire investment securities [1] having a value exceeding 40% of the issuer's assets (exclusive of Government securities and cash items) on an unconsolidated basis. The financial statements in the Form 10-KSB filed by AmerAlia were presented on a *consolidated* basis and included the assets of AmerAlia's wholly-owned subsidiary, Natural Soda Holdings, Inc. ("NSHI"), and the assets of its 46.5% owned subsidiary, Natural Soda, Inc. ("NSI").
  In your August 18, 2009 letter you presented AmerAlia's assets on an *unconsolidated* basis, and stated that as of June 30, 2008, AmerAlia had total assets of $18,198,135, of which equity in and loans to NSI were $13,966,466, or over 76% of AmerAlia's total assets. It thus appears that AmerAlia was within the Section 3(a)(1)(C) definition of investment company because it held investment securities exceeding 40% of its total assets.

In your letters, you assert that AmerAlia, through its subsidiaries, is engaged in the business of producing and selling sodium bicarbonate. In your August 18, 2009 letter, you assert that AmerAlia was eligible to rely on Rule 3a-1 under the Act from May 2007 through October 2008 because AmerAlia's holdings of NSI qualified as securities issued by a company primarily controlled by AmerAlia through which AmerAlia engaged in the business of producing and selling sodium bicarbonate. [2] Your letter states, however, that from May 2007 through October

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[1] Section 3(a)(2) of the Act defines "Investment securities" to include "all securities except (A) Government securities, (B) securities issued by employees' securities companies, and (C) securities issued by majority-owned subsidiaries of the owner (i) which are not investment companies, and (ii) are not relying on the exception from the definition of investment company in [Section 3(c)(1) or Section 3(c)(7) of the Act].

[2] Rule 3a-1 under the Act provides that notwithstanding Section 3(a)(1)(C) of the Act, an issuer will be deemed not to be an investment company provided that no more that 45% of such issuer's total assets (exclusive of Government securities and cash items) consist of, and no more than 45% of such issuer's net income after taxes (for the last four fiscal quarters combined) is derived from securities other than government securities, securities issued by employees' securities companies,

2008, AmerAlia owned 46.5% of NSI and Sentient USA Resources, L.P. ("Sentient") owned 53.5 % of NSI. You further assert that even though Sentient owned a greater percent of NSI, AmerAlia "primarily controlled" NSI because AmerAlia had equal representation with Sentient on NSI's board of directors and an equal right to approve all corporate decisions. You conclude that "despite the fact that Sentient had a greater percentage of the voting securities in NSI, Sentient and AmerAlia were essentially equal partners in terms of voting control and board representation with each of them having veto power over the other."[3] It does not appear, however, from your representations that AmerAlia's control over NSI was greater than that of Sentient, or that AmerAlia primarily controlled NSI and therefore it does not appear that AmerAlia was eligible to rely on Rule 3a-1 under the Act.

You also state in your letters that a restructuring transaction in October 2008 may have resulted in AmerAlia meeting the technical definition of an investment company. In your view, AmerAlia may rely on Rule 3a-2 under the Act to be deemed not to be an investment company for a one-year period commencing in October 2008 because AmerAlia had a *bona fide* intent to be engaged in an operating business within the one-year period. As noted above, however, it appears that AmerAlia met the definition of investment company in May 2007 when its interest in NSI was reduced to 46.5%. Therefore, AmerAlia does not currently appear eligible to rely on Rule 3a-2.

Accordingly, please advise us, in writing whether and when AmerAlia intends to register as an investment company or restructure its business so that it is not within the definition of "investment company" under the Act.

2.   When filing your revised financial statements and related disclosures for reporting periods subsequent to meeting the definition of an investment company on May 20, 2007, please consider our initial comments issued in our original letter dated February 20, 2009.

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securities issued by majority-owned subsidiaries of the issuer (other than subsidiaries relying on the exclusion from the definition of investment companies in section 3(b)(3) or section 3(c)(1) of the Act) which are not investment companies, and securities issued by companies *controlled primarily* by such issuer through which such issuer engages in a business other than that of investing, reinvesting, owning, holding or trading in securities and which are not investment companies.

[3] You cite *Health Communications Services Inc.* (pub. avail. Apr. 26, 1985) in which the staff stated that a company is not "controlled primarily" by an issuer within the meaning of Rule 3a-1 under the Act unless the degree of the issuer's control over another company is greater than that of any other person.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bob Carroll at (202) 551-3362 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Chris White

Chris White
Branch Chief